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                        [Letterhead of DoubleTwist, Inc.]


March 7, 2001

VIA EDGAR TRANSMISSION AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W. - Mailstop 0409
Washington, D.C. 20549
Attn:  Ms. Nicole N. Maddrey
       Ms. Grace Lee

RE:    DOUBLETWIST, INC. REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-45086)

Ladies and Gentlemen:

       Pursuant to Rule 477 of the Securities Act of 1933, as amended, DoubleTwist, Inc. ("DoubleTwist"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-45086 (collectively, the "Registration Statement"), as well as requests the return of all materials previously filed pursuant to Confidential Treatment Requests. The Registration Statement was originally filed on September 1, 2000, and was amended on October 13, 2000 and November 9, 2000.

       Based upon changed circumstances in the securities markets, DoubleTwist has determined at this time not to pursue the initial public offering contemplated by the Registration Statement. None of DoubleTwist's securities have been sold under the Registration Statement.

       DoubleTwist hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

       Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at DoubleTwist, Inc., 2001 Broadway, Oakland, CA 94612 and to Karen Berk at Heller Ehrman White & McAuliffe, 275 Middlefield Road, Menlo Park, CA 94025.

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       If you have any questions regarding this application, please contact
Karen Berk of Heller Ehrman White & McAuliffe at (650) 324-7152.

                                Very truly yours,

                                DoubleTwist, Inc.

                                /s/ Gregory C. Thayer
                                Gregory C. Thayer
                                Vice President, Corporate Development, and
                                General Counsel


cc:    Stephen C. Ferruolo, Esq.
       Bruce Czachor, Esq.